Vycor Medical Inc.
6401 N Congress Avenue
Suite 140
Boca Raton, FL 33487

August 5, 2015

By EDGAR Transmission

U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Vycor Medical, Inc.
Amendment No. 1 to Post-Effective Amendment to
Registration Statement on Form S-1
Filed July 24, 2015
File No. 333-196334

Ladies and Gentlemen:

On behalf of Vycor Medical, Inc., Inc. (the “Company”), we have concurrently filed the First Amendment to Company’s Amendment No. 1 to Post-Effective Amendment to Registration Statement on Form S-1.

Amendment No. 1 includes the following changes to the Post-Effective Amendment originally filed on July 24, 2015:

(1) Corrects a typographical error in the “CALCULATION OF REGISTRATION FEE” which appeared in the original Registration Statement on Form S-1 which was declared effective on June 10, 2014. Specifically, the third item under said Calculation read “Shares of Common Stock underlying Series A Warrants” when it was intended to read “Shares of Common Stock underlying Series B Warrants”.

(2) Corrects the File Number

(3) Includes revised Exhibits 5.1 and 23.1 which refers to the shares covered by the Post-Effective Amendment as being registered “when issued”.

U.S. Securities and Exchange Commission
August 6, 2015

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (808) 573-6163.

Sincerely,

VYCOR MEDICAL, INC.

By:	/s/ David Cantor
David Cantor
President